Filed pursuant to Rule 433

September 5, 2017

Relating to

Preliminary Prospectus Supplement dated September 5, 2017

to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765-01

Duke Energy Progress, LLC
$300,000,000 First Mortgage Bonds,

Floating Rate Series, due 2020

$500,000,000 First Mortgage Bonds,

3.60% Series due 2047

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC
Trade Date:	September 5, 2017
Settlement Date:

September 8, 2017 (T+3), which is the third business day following the initial sale of the Mortgage Bonds. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Mortgage Bonds prior to the second business day before the delivery of the Mortgage Bonds, by virtue of the fact that the Mortgage Bonds initially will settle on a delayed basis, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Mortgage Bonds who wish to make such trades should consult their own advisors.

Ratings (Moody’s/S&P)*:	Aa3 (stable)/A(stable)
Security Description:	First Mortgage Bonds, Floating Rate Series, due 2020 (the “2020 Bonds”)	First Mortgage Bonds, 3.60% Series due 2047 (the “2047 Bonds”)
Principal Amount:	$300,000,000	$500,000,000
Interest Payment Dates:	March 8, June 8, September 8 and December 8 of each year, beginning on December 8, 2017	March 15 and September 15 of each year, beginning on March 15, 2018
Maturity Date:	September 8, 2020	September 15, 2047
Benchmark Treasury:	N/A	3.00% due May 15, 2047

Benchmark Treasury Yield:	N/A	2.688%
Spread to Benchmark Treasury:	N/A	+ 92 bps
Yield to Maturity:	N/A	3.608%
Coupon:	Floating Rate – reset quarterly based on three-month LIBOR plus 18 bps	3.60%
Price to Public:	100.00% per 2020 Bond, plus accrued interest, if any, from September 8, 2017	99.853% per 2047 Bond, plus accrued interest, if any, from September 8, 2017
Redemption Provisions:	Not redeemable prior to maturity.

At any time before March 15, 2047 (which is the date that is six months prior to maturity of the 2047 Bonds (the “Par Call Date”)), the issuer will have the right to redeem the 2047 Bonds, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2047 Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2047 Bonds being redeemed that would be due if the 2047 Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2047 Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the issuer will have the right to redeem the 2047 Bonds, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2047 Bonds being redeemed plus accrued and unpaid interest on the principal amount of the 2047 Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26442U AD6 / US26442UAD63	26442U AE4 / US26442UAE47
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc.
Junior Co-Managers:	Drexel Hamilton, LLC Siebert Cisneros Shank & Co., L.L.C.

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at (866) 471-2526, Mizuho Securities USA LLC toll-free at (866) 271-7403, and RBC Capital Markets, LLC toll free at (866) 375-6829, SunTrust Robinson Humphrey, Inc. toll free at (800) 685-4786 and U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.